VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	AS Capital, Inc.
Amendment No. 1 to Registration Statement For 10-12(g)
Filed December 20th, 2018
File No. 000-55999

To Whom it May Concern:

The following is response to the comment letter received on February 12th, 2019.

Amendment No. 1 to Registration Statement on Form 10-12(g)

Business Development, page 1

1.	We refer to your revised disclosures in response to prior comment 1. Please further revise this section to identify the dates when you previously had an Exchange Act reporting obligation. Also, revise to clarify the history and status of your investment in Amalphis Group. With regard o your disclosure that you had no business activity from November 2010 until August 9th, 2018, please tell us what happened to the $4838 million in investments that you reported as of June 30th, 2010.

Dates and spin off information added.

2.	We note your response o prior comment 2. Please revise to disclose when XTC acquired its ownership position. Disclose any material terms governing the court’s awarding of custodianship to XTC and provide us a copy of the shareholder action and the court order. Also, revise your disclosure on page 16 to quantify the size of your limited stockholder base.

Additional detail regarding the custodianship added. Court Order and Shareholder Action added as exhibits.

Form of Acquisition, page 5

3.	Your response to prior comment 3 indicates that XTC has already provided you funds in exchange for common stock. According, please revise to disclose the terms of this sale and amend your disclosures in Items 2, 4, 7 and 10, as applicable. Also file a written description of the oral agreement as an exhibit to the registration statement. In this regard, we again refer you to Compliance Disclosure Interpretations, Regulation S-K, Question 146.04.

These disclosures have been added consistent with the new financial statements.

Division of Corporation Finance

Office of Healthcare & Insurance

There are issues impacting liquidity of our securities…page 10

4.	We note your response to prior comment 4 concerning your plans regarding resale registration statements. Given your current status as a blank check company and the disclosure on page 20 concerning your plan to conduct a private offering prior to a business combination, please revise your risk factor disclosure on page 11, or elsewhere as applicable, to: (i) discuss the applicability of Rule 419 to resale offerings by blank check companies and (ii) explain, if true, that you have no plans to file a resale registration statement while you are a blank check company.

Disclosure added that a resale offering cannot be done by a blank check and that the company has no plans to file a resale registration statement while it is a blank check company.

Directors and Executive Officers, page 14

5.	We refer to prior comment 7. Please further revise to explain the consulting services that Mr. Lotito has provided in the business combinations space. For example, revise to clarify the nature of his services as well as the size and complexity of the businesses (e.g., private companies, mico-cap companies, large-caps, etc.).

Mr. Lotito has provided services relating to growth and acquisition mostly in the private and micro-company space.

Security Ownership and Certain Beneficial Owners and Management, page 14

6.	We note your response to prior comment 5. Please provide beneficial ownership disclosure for your common stock. Refer to Item 403 of Regulation S-K.

Common stock added.

Sincerely,

/s/ Chris Lotito

Chris Lotito, CEO

April 1, 2019

cc:	Ibolya Ignat

Mary Mast

Jeffrey Gabor

Joe McCann

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